

August 31, 2010

Via U.S. Mail

Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-07964**

Dear Mr. Fisher:

We have reviewed your filing and response letter dated June 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proved Oil and Gas Reserves, page 3

1. We note your response number 1. Identify by footnote the locations comprising "Other International."

Developed and Undeveloped Acreage, page 16

2. The information in footnote 2 should be more prominently presented.

Deepwater Gulf of Mexico, page 7

3. We note your response number 4, specifically the risk factor disclosure in the Form 10-Q for the period ended March 31, 2010. Clarify what you mean by "economically appropriate."

Internal Controls Over Reserve Estimates, page 14

4.   Expand your disclosure to provide the information contained in your supplemental
        response number 5.

Proved Undeveloped Reserves, page 14

5.   We note your response number 12. Provide that information either in this section or
        under Management's Discussion and Analysis as it appears to represent a known trend.

Proved Reserves, page 49

6.   We note your response number 14. We also note the statement on page 37 that you
        expect Tamar to begin production in 2012. We can find no comparable statement for
        Gunflint. Explain your basis for stating that you expect future reserve additions to come
        from Tamar and Gunflint when you have not "booked" reserves for either and you do
        indicate when you anticipate that production will commence for Gunflint.

Exhibit 99.2

7.   We note your response number 15 but it is not clear to the staff what constitutes
        Netherland Sewell's assumptions. Please advise or revise.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions
about engineering comments. Please contact Tracey McNeil at (202) 551-3392 or me at (202)
551-3740 with any other questions.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director